Free Writing Prospectus to Preliminary Terms No. 2,826

Registration Statement Nos. 333-250103; 333-250103-01

Dated October 19, 2021; Filed pursuant to Rule 433

Morgan Stanley

2.75-Year Worst-of ARKK and XLE Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary terms referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlyings:	ARK Innovation ETF (ARKK) and Energy Select Sector SPDR® Fund (XLE)
Early redemption:

If the determination closing price of each of the underlying shares is greater than or equal to its initial share price on any monthly redemption determination date, the securities will be automatically redeemed

Coupon barrier level:	70% of the initial share price for each underlying
Downside threshold level:	60% of the initial share price for each underlying
Contingent monthly coupon:	10.50% per annum
Coupon payment dates:	Monthly
Redemption dates:	Beginning after six months, monthly
Pricing date:	October 26, 2021
Final observation date:	July 26, 2024
Maturity date:	July 31, 2024
CUSIP:	61773F5S8
Preliminary terms:	https://www.sec.gov/Archives/edgar/data/895421/000183988221015052/ms2826_fwp-08875.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Worst Performing Underlying	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-40%	$1,000.00
-41%	$590.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for the regular payment of interest and may pay no interest over the entire term of the securities.

●The contingent monthly coupon, if any, is based only on the determination closing prices of the underlying shares on the related monthly observation date at the end of the related interest period.

●Investors will not participate in any appreciation in the price of either of the underlying shares.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Reinvestment risk.

●The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 2.75-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $937.60 per security, or within $25.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Investing in the securities is not equivalent to investing in any of the underlying shares.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Shares

●You are exposed to the price risk of each of the underlying shares, with respect to both the contingent monthly coupons, if any, and the payment at maturity, if any.

●Because the securities are linked to the performance of the worst performing underlying, you are exposed to greater risks of receiving no contingent monthly coupons and sustaining a significant loss on your investment than if the securities were linked to just one of the underlying shares.

●An investment in the securities is subject to risks associated with actively managed funds.

●Risks associated with disruptive innovation companies.

●An investment in the securities is subject to risks associated with small-capitalization and micro-capitalization companies.

●There are risks associated with investments in securities linked to the value of foreign (and especially emerging markets) equity securities.

●The securities are subject to risks relating to cryptocurrencies and related investments.

●Investing in the securities exposes investors to risks associated with investments with a concentration in the energy sector.

●The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares.

●Adjustments to the XLE Shares or the index tracked by the XLE Shares could adversely affect the value of the securities.

●The performance and market price of the XLE Shares, particularly during periods of market volatility, may not correlate with the performance of the share underlying index, the performance of the component securities of the share underlying index or the net asset value per share of the XLE Shares.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.